UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2022

Commission File Number:               001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T Completes the Acquisition of Transpire

New York, USA - September 1, 2022 /Business Wire/ - CI&T  (NYSE: CINT, "Company"), a global digital specialist, announces today, as a complement to the market announcement of August 16, 2022, the completion of the acquisition of Transpire Technology Pty Ltd ("Transpire"), an award-winning digital product agency based in Australia.

The purchase price for the acquisition was AUD 23.4 million (USD 16.4 million), which is subject to customary adjustments, such as changes in working capital and net debt position.

With this acquisition, CI&T will accelerate its growth in Australia and the APAC region. Transpire adds around 100 digital specialists with a solid design-led, mobile-first and cloud-native approach. Headquartered in Melbourne, Transpire has been the trusted technology partner of some of Australia’s most innovative organizations, including Vodafone, Virgin Australia and ASX200 listed companies. Transpire recorded AUD 15.5 million (USD 10.9 million) in net revenue in its fiscal year ended in June 2022.

About CI&T

CI&T (NYSE:CINT) is a global digital specialist, a partner in digital transformation for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 27-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,700 professionals.

About Transpire

Transpire is a technology consultancy based in Melbourne, Australia. It designs & builds digital experiences that transform & inspire — helping clients to solve complex problems, delighting users, and improving people’s lives through technology. Transpire is on a mission to weave humanity into technology. Transpire believes that everybody has the right to benefit from the digital experiences Transpire helps create. That is why Transpire champions Universal Design, Accessibility, Diversity & Inclusion, and being a socially progressive & responsible company. Since 2009 Transpire has been trusted by some of Australia’s most innovative organizations to be their strategic technology partner and deliver their digital vision.

Cautionary statement on forward-looking statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to the current and future impact of the COVID-19 pandemic on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate acquisitions; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's registration statement on Form F-1. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact

Zella Panossian

ciandt@illumepr.com

Caroline Shawyer

caroline@prgroup.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 1, 2022

CI&T Inc

By:        /s/ Stanley Rodrigues

              ____________________________________

              Name: Stanley Rodrigues

              Title: Chief Financial Officer